Exhibit 1.01

Conflict Minerals Report

For Calendar Year 2018

This is the Conflict Minerals Report (“Report”) of SeaWorld Entertainment, Inc. (the “Company,” “we,” “us,” or “our”) for calendar year 2018 in accordance with Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”).

I.	Introduction

The Company is a leading theme park and entertainment company providing experiences that matter, and inspiring guests to protect animals and the wild wonders of our world. The Company is one of the world's foremost zoological organizations and a global leader in animal welfare, training, husbandry and veterinary care. The Company collectively cares for what it believes is one of the largest zoological collections in the world and has helped lead advances in the care of animals. The Company also rescues and rehabilitates marine and terrestrial animals that are ill, injured, orphaned or abandoned, with the goal of returning them to the wild. The SeaWorld® rescue team has helped more than 34,000 animals in need over the last 50 years. The Company owns or licenses a portfolio of recognized brands including SeaWorld, Busch Gardens®, Aquatica®, Discovery Cove®, Sesame Place® and Sea Rescue®. Over its more than 50-year history, the Company has developed a diversified portfolio of 12 destination and regional theme parks that are grouped in key markets across the United States, many of which showcase its one-of-a-kind zoological collection.  The Company’s theme parks feature a diverse array of rides, shows, and other attractions with broad demographic appeal which deliver memorable experiences and a strong value proposition for its guests.

We believe that columbite-tantalite (coltan), cassiterite, gold, wolframite, and their derivatives, which are limited to metallic forms of tantalum, tin and tungsten (“3TG”) are necessary to the functionality or production of certain retail products of the Company (the “In-Scope Products”). See the “Product Description” section of this Report for a description of the In-Scope Products which are available for purchase in our 12 destination and regional theme parks as well as our e-commerce sites.

Due to the length of the supply chain, we are far removed from the sources of ore from which these 3TG metals are produced and the smelters/refiners that process those ores; the efforts undertaken to identify the countries of origin of those ores reflect our circumstances and position in the supply chain. The amount of information available globally on the traceability and sourcing of these ores is limited at this time.   We have taken steps to identify the applicable smelters and refiners of such 3TG metals in our supply chain; however, we believe that the smelters and refiners of the 3TG contained in the In-Scope Products are best situated to identify the sources and countries of origin of the 3TG. We rely on our suppliers to provide us with information on any 3TG contained in the In-Scope Products supplied to us. We do not directly manufacture the In-Scope Products but “contract to manufacture” from our suppliers branded and generic In-Scope Products containing 3TG. The efforts were undertaken on the exclusive and/or privately-branded In-Scope Products sourced directly by, and manufactured for, us in 2018.

II.	Reasonable Country of Origin Inquiry (“RCOI”)

Direct suppliers of the In-Scope Products were asked to provide answers to the Supply Chain Questionnaire adapted from the Responsible Minerals Initiative’s (“RMI”) Conflict Minerals Reporting Template reflecting the Company’s downstream position on the supply chain.  The RMI’s Conflict Minerals Reporting Template is regarded as the most common reporting tool for 3TG content and sourcing information worldwide, developed by several of the world’s leading consumer electronics companies.

We reviewed questionnaires received for completeness and consistency of answers.  Suppliers were required to provide corrections and clarifications where needed. Information was collected and stored using an online platform provided by a third-party service provider.

We received responses from 115 (87%) of the 132 suppliers initially identified. The vast majority of the suppliers who did complete the questionnaire responded that the In-Scope Products they supplied us did not contain any 3TG necessary to the functionality or production of such products or referred us to their own conflict minerals report. We verified this using our own internal knowledge of the suppliers’ products. Based on questionnaire responses and our further review of the In-Scope Products supplied, we identified ten suppliers who manufactured In-Scope Products for us that contained 3TG necessary to the functionality or production of such products.

As such, we believe our RCOI process was reasonably designed and performed in good faith, but there are inherent limitations in the information provided to us by third parties, including the possibility of information being inaccurate, incomplete or falsified despite our efforts to validate and confirm the information.

III.	Design of Due Diligence Framework

We designed our due diligence framework to conform in all material respects with the OECD (2016), OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Third Edition, OECD Publishing.

IV.	Due Diligence Measures Performed by the Company

Due diligence measures performed include, but are not limited to, the following:

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Establishing an internal governance structure that included a cross-functional conflict minerals steering committee and working group comprised of representatives from Procurement, Merchandise, Legal, Finance/Compliance and Investor Relations.

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Reporting to senior management on direct suppliers’ responses to our 3TG information requests, including updates on monitoring and tracking corrective action and risk mitigation efforts (where applicable).

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Adopting a Conflict Minerals Policy, publicly available on our website at www.seaworldentertainment.com under Investors: Corporate Governance: Governance Documents: Ethical Sourcing: Conflict Minerals Policy.

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Using a third-party service provider to compare smelters and refiners identified by suppliers to the following independent third-party audit programs to determine which smelters and refineries have been validated conflict-free: (a) the RMI’s Responsible Minerals Assurance Process (“RMAP”), (b) the London Bullion Market Association Good Delivery Program and (c) the Responsible Jewellery Council Chain-of-Custody Certification.

•	Using an external consultant to conduct a plausibility review to ensure that the identified countries of origin have known 3TG ore mining operations or proven mineral reserves.
•	Developing a risk mitigation plan that allows for continued trade with a supplier during the supplier’s risk mitigation efforts.
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Supporting the development and implementation of independent third party audits of smelter/refiner’s sourcing through our policy and procurement practices that encourage suppliers to purchase materials from audited smelters/refiners.

V.	Product Determination

We received inconclusive data from our direct suppliers and material source information is still developing.  Therefore, we are unable to make a definitive determination about the source of 3TG in the In-Scope Products. At the same time, we received no information from our direct suppliers indicating that the 3TG directly or indirectly financed or benefitted armed groups in the Democratic Republic of the Congo or adjoining countries (the “Covered Countries”).

Of the ten suppliers who manufactured In-Scope Products for us that reported 3TG necessary to the functionality or production of such products (i) two suppliers identified smelters or refineries and all of the identified smelters or refineries listed were active and RMAP Conformant, (ii) four suppliers identified smelters or refineries that were either Non-Processors or in progress of verification and (iii) four suppliers did not identify smelters or refineries.

The smelters and refineries identified by our supplier, and the location of these smelters and refineries and the countries of origin, are as follows:

Metal	Smelter or Refinery Name	Sourcing Status	Facility Location
Gold	Heraeus Metals Hong Kong Ltd.	Validated as Conflict Free	China
Tin	Operaciones Metalurgical S.A.	Validated as Conflict Free	Bolivia
Tin	PT Refined Bangka Tin	Validated as Conflict Free	Indonesia

Identified Countries of Origin:

Argentina, Australia, Austria, Belgium, Bolivia, Brazil, Cambodia, Canada, Chile, China, Colombia, Czech Republic, Djibouti, DRC- Congo (Kinshasa), Ecuador, Egypt, Estonia, Ethiopia, France, Germany, Guyana, Hong Kong, Hungary, India, Indonesia, Ireland, Israel, Ivory Coast, Japan, Kazakhstan, Republic of Korea, Laos, Luxembourg, Madagascar, Malaysia, Mongolia, Mozambique, Myanmar, Namibia, Netherlands, Nigeria, Peru, Philippines, Portugal, Russian Federation, Sierra Leone, Singapore, Slovakia, South Africa, Spain, Suriname, Switzerland, Taiwan, Thailand, United Kingdom, United States, Vietnam, Zimbabwe

VI.	Product Description

The In-Scope Products are certain types of: (a) apparel or apparel products with trim, including, but not limited to, zippers, clasps on fashion accessories, buttons and buckles, (b) toys, (c) accessories, including watches and jewelry and (d) souvenirs, including key chains, magnets, technology accessories and other consumer goods.

VII.	Steps to Improve Due Diligence

We will continue to communicate our expectations and information requirements to our direct suppliers and work with them to improve the response rate of the questionnaires distributed. We will also continue to monitor changes in circumstances that may impact the facts or our determination. Over time, we anticipate that the amount of information globally on the traceability and sourcing of these ores will increase and improve our knowledge. We will continue to make inquiries to our direct suppliers and undertake additional fact and risk assessments where potentially relevant changes in facts or circumstances are identified.  New suppliers will be reviewed for conflict minerals conformance during initial business reviews.  If we become aware of a supplier whose due diligence needs improvement, we intend to continue the trade relationship while that supplier improves its performance. We expect our suppliers to take similar measures with their suppliers to ensure alignment throughout the supply chain.

VIII.	Independent Private Sector Audit (IPSA)

As permitted by Rule 13p-1 and the SEC’s April 29, 2014 statement relating to Rule 13p-11, this Report has not been subject to an independent private sector audit.

Forward-Looking Statements

Certain of the matters discussed in this Report, including in particular, steps to improve due diligence, include forward-looking statements. Readers of this document are cautioned that our forward-looking statements are not guarantees of our future actions, which may differ materially from the expectations expressed in the forward-looking statements. We expressly disclaim a duty to provide updates to these forward-looking statements after the date of this filing to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events.

1	Statement on the Effect of the Recent Court of Appeals Decision on the Conflict Minerals Rule. Keith F. Higgins, Director, SEC Director of Corporation Finance, April 29, 2014.

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